SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY10 Part 5 of 5

Part 5 of 5

MCEV Supplement

Condensed consolidated income statement - MCEV basis

For the year ended 31 December 2010
2010 €m		2010 £m	Restated 2009 £m
	Operating profit before tax attributable to shareholders' profits
1,276	United Kingdom	1,085	787
2,466	Europe	2,096	2,344
340	North America	289	266
128	Asia Pacific	109	101
4,210	Long-term business	3,579	3,498
1,235	General insurance and health	1,050	960
147	Fund management1	125	51
(229)	Other operations and regional costs2	(195)	(173)
5,363	Regional Operating Profit	4,559	4,336
(168)	Corporate centre	(143)	(108)
(772)	Group debt costs and other interest	(656)	(636)
4,423	Operating profit before tax attributable to shareholders' profits	3,760	3,592
	Adjusted for the following:
(120)	Economic variances on long-term business	(103)	365
(286)	Short-term fluctuation in return on investments on non-long-term business	(243)	95
(72)	Economic assumption changes on general insurance and health business	(61)	57
(28)	Impairment of goodwill	(24)	(62)
(220)	Amortisation and impairment of intangibles	(187)	(135)
187	Profit on the disposal of subsidiaries and associates	159	72
(367)	Integration and restructuring costs	(312)	(286)
(504)	Exceptional items	(428)	(248)
3,013	Profit before tax	2,561	3,450
(1,321)	Tax on operating profit	(1,123)	(952)
362	Tax on other activities	308	224
(959)		(815)	(728)
2,054	Profit for the year	1,746	2,722

All profit is from continuing operations.

1. Excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the group that arises from the provision of fund management services to our life businesses.

These results are included within the life MCEV operating earnings consistent with the MCEV methodology.

2. Excludes the proportion of the results of subsidiaries providing services to the Life business. These results are included within the life MCEV operating earnings consistent with the MCEV methodology.

Earnings per share - MCEV basis
2010	Earnings per share	2010	Restated 2009
Operating earnings per share on an MCEV basis after tax, attributable to ordinary shareholders of Aviva plc
90.9c	Basic (pence per share)	77.3p	83.0p
89.4c	Diluted (pence per share)	76.0p	82.2p
Earnings after tax on an MCEV basis, attributable to ordinary shareholders of Aviva plc
69.6c	Basic (pence per share)	59.2p	95.8p
67.6c	Diluted (pence per share)	58.2p	94.9p

Total MCEV operating profit before shareholder tax was £3,760 million (2009: £3,592 million), an increase of 5%. Within this total the long-term business operating profit before shareholder tax was £3,579 million (2009: £3,498 million), an increase of 2%.
      For 2010, the expected profit has been adjusted to reflect an even emergence of risk, calculated by using the Implied Discount Rates to "unwind" the opening balances. The basis for setting the underlying normalised investment returns has not been changed. This change has no impact on total profit.

Condensed consolidated statement of comprehensive income - MCEV basis

For the year ended 31 December 2010
2010 €m		2010 £m	Restated 2009 £m
2,054	Profit for the year	1,746	2,722

	Other comprehensive income
(28)	Fair value losses on AFS securities, owner-occupied properties and hedging instruments	(24)	(86)
(18)	Fair value gains transferred to profit	(15)	(30)
1,175	Actuarial losses on pension schemes	999	(1,140)
(21)	Actuarial gains on pension schemes transferred to unallocated divisible surplus and other movements	(18)	24
31	Impairment losses	26	89
(224)	Foreign exchange rate movements	(190)	(1,018)
72	Aggregate tax effect - shareholder tax	61	48
987	Other comprehensive income, net of tax	839	(2,113)

3,041	Total comprehensive income for the year	2,585	609
	Attributable to:
3,193	Equity shareholders of Aviva plc	2,714	777
(152)	Non-controlling interests	(129)	(168)
3,041		2,585	609

Condensed consolidated statement of changes in equity - MCEV basis

For the year ended 31 December 2010
2010 €m		2010 £m	Restated 2009 £m
21,581	Balance at 1 January	18,561	17,771
3,006	Total comprehensive (expense)/income for the year	2,585	609
(880)	Dividends and appropriations	(757)	(853)
-	Issues of share capital	-	1
243	Shares issued in lieu of dividends	209	299
49	Capital contributions from minority shareholders	42	6
-	Net increase to total equity following Delta Lloyd IPO	-	930
(217)	Minority share of dividends declared in the year	(187)	(109)
3	Non-controlling interest in (disposed)/acquired subsidiaries	3	(2)
(44)	Changes in non-controlling interest in existing subsidiaries	(38)	(111)
(16)	Shares acquired by employee trusts	(14)	(53)
48	Reserves credit for equity compensation plans	41	56
20	Aggregate tax effect - shareholder tax	17	17
23,793	Total equity	20,462	18,561
(4,624)	Non-controlling interests	(3,977)	(4,279)
19,169	Balance at 31 December	16,485	14,282

Condensed consolidated statement of financial position - MCEV basis

As at 31 December 2010
2010 €m		2010 £m	Restated 2009 £m
	Assets
3,943	Goodwill	3,391	3,381
3,263	Acquired value of in-force business and intangible assets	2,806	2,860
3,182	Additional value of in-force long-term business1	2,737	3,475
2,319	Interests in, and loans to, joint ventures	1,994	1,701
748	Interests in, and loans to, associates	643	1,281
872	Property and equipment	750	753
15,191	Investment property	13,064	12,422
50,086	Loans	43,074	41,079
294,521	Financial investments	253,288	238,679
8,237	Reinsurance assets	7,084	7,572
335	Deferred tax assets	288	218
230	Current tax assets	198	359
9,645	Receivables	8,295	9,632
7,060	Deferred acquisition costs and other assets	6,072	5,621
4,292	Prepayments and accrued income	3,691	3,604
29,599	Cash and cash equivalents	25,455	25,176
16	Assets of operations classified as held for sale	14	53
433,539	Total assets	372,844	357, 866
	Equity
820	Ordinary share capital	705	692
5,191	Capital reserves	4,465	4,478
2,405	Other reserves	2,069	2,042
(37)	Shares held by employee trusts	(32)	(68)
6,292	Retained earnings	5,411	3,425
3,113	Additional retained earnings on an MCEV basis1	2,677	2,523
17,784	Equity attributable to ordinary shareholders of Aviva plc	15,295	13,092
1,384	Preference share capital and direct capital instruments	1,190	1,190
4,624	Non-controlling interests1	3,977	4,279
23,792	Total equity	20,462	18,561
	Liabilities
206,628	Gross insurance liabilities	177,700	171,092
136,962	Gross liabilities for investment contracts	117,787	110,015
3,986	Unallocated divisible surplus	3,428	3,866
10,502	Net asset value attributable to unitholders	9,032	9,894
3,422	Provisions	2,943	3,980
2,044	Deferred tax liabilities	1,758	1,038
365	Current tax liabilities	314	192
17,383	Borrowings	14,949	15,000
23,595	Payables and other financial liabilities	20,292	20,542
4,860	Other liabilities	4,179	3,653
-	Liabilities of operations classified as held for sale	-	33
409,747	Total liabilities	352,382	339,305
433,539	Total equity and liabilities	372,844	357,866

The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following:

1. Adding the excess of the Life MCEV, including non controlling interests, over the corresponding Life IFRS net assets represented as the additional value of in-force long-term business; corresponding item within equity represented by the additional retained profit on an MCEV basis; and, corresponding adjustments to non-controlling interests.

Reconciliation of shareholders' equity on IFRS and MCEV bases

For the year ended 31 December 2010
2010 £m	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	705	-	705
Capital reserves	4,465	-	4,465
Other reserves	2,245	(176)	2,069
Shares held by employee trusts	(32)	-	(32)
Retained earnings	5,411	-	5,411
Additional retained earnings on an MCEV basis	-	2,677	2,677
Equity attributable to ordinary shareholders of Aviva plc	12,794	2,501	15,295
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	3,741	236	3,977
Total equity	17,725	2,737	20,462

2009 £m	IFRS £m	Adjustment £m	Restated MCEV £m
Ordinary share capital	692	-	692
Capital reserves	4,478	-	4,478
Other reserves	1,829	213	2,042
Shares held by employee trusts	(68)	-	(68)
Retained earnings	3,425	-	3,425
Additional retained earnings on an MCEV basis	-	2,523	2,523
Equity attributable to ordinary shareholders of Aviva plc	10,356	2,736	13,092
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	3,540	739	4,279
Total equity	15,086	3,475	18,561

Reconciliation of IFRS total equity to MCEV net worth

For the year ended 31 December 2010
	2010 £m	Restated 2009 £m
Net assets on a statutory IFRS net basis	17,725	15,086
Adjusting for general business and other net assets on a statutory IFRS net basis	1,331	2,231
Life and related businesses net assets on a statutory IFRS net basis	19,056	17,317
Goodwill and other intangibles	(2,356)	(2,606)
Acquired value of in-force business	(1,447)	(1,493)
Adjustment for share of joint ventures and associates	(120)	(377)
Adjustment for assets to regulatory value net of tax	(890)	(19)
Adjustment for DAC and DIR net of tax	(2,839)	(2,653)
Adjustment for differences in technical provisions	1,303	1,414
Other accounting and tax differences	(467)	630
MCEV net worth	12,240	12,213
MCEV value of in-force1	7,024	6,325
MCEV2	19,264	18,538

1. Comprises PVFP of £10,180 million (31 December 2009: £9,417 million), FC of £(882) million (31 December 2009: £(820) million), CNHR of £(1,070) million (31 December 2009: £(788) million), and TVOG of £(1,204) million
    (31 December 2009: £(1,484) million).

2. Comprises embedded value of £16,131 million (31 December 2009: £15,058 million) and non-controlling interest in long-term business assets of £3,133 million (31 December 2009: £3,480million).

The reduced adjustment for share of joint ventures and associates follows the purchase of the remaining shares in RBS Life.
The adjustment for assets to regulatory value relates mainly to the US, where the larger negative adjustment in 2010 reflects the increased market value of bonds under IFRS.
      The DAC and DIR adjustment relates mainly to the UK and US, where DAC balances held for IFRS increased.
The difference in technical provisions relates mainly to Delta Lloyd and the US, reflecting differences between the IFRS and local solvency reserving bases.

Group MCEV analysis of earnings

2010 £m	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening group MCEV	15,058	2,055	17,113	(2,831)	(776)	14,282
Opening adjustments	-	-	-	-	-	-
Adjusted opening group MCEV	15,058	2,055	17,113	(2,831)	(776)	14,282
Operating MCEV earnings	2,199	-	2,199	12	12	2,211
Non-operating MCEV earnings	(361)	(63)	(424)	(79)	(142)	(503)
Total MCEV earnings	1,838	(63)	1,775	(67)	(130)	1,708
Other movements in IFRS net equity	-	525	525	536	1,061	1,061
Capital and dividend flows	(1,020)	-	(1,020)	509	509	(511)
Foreign exchange variances	(170)	2	(168)	113	115	(55)
Acquired/divested businesses	425	(180)	245	(245)	(425)	-
Closing group MCEV	16,131	2,339	18,470	(1,985)	354	16,485
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						15,295

1. Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of non-controlling interests and tax.

2. Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-
    controlling interests is provided in E6.

3. Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

Restated 2009 £m	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening group MCEV	14,522	2,639	17,161	(2,499)	140	14,662
Opening adjustments	-	-	-	-	-	-
Adjusted opening group MCEV	14,522	2,639	17,161	(2,499)	140	14,662
Operating MCEV earnings	2,247	-	2,247	15	15	2,262
Non-operating MCEV earnings	942	(99)	843	(496)	(595)	347
Total MCEV earnings	3,189	(99)	3,090	(481)	(580)	2,609
Other movements in IFRS net equity	-	(266)	(266)	(839)	(1,105)	(1,105)
Capital and dividend flows	(250)	-	(250)	(283)	(283)	(533)
Foreign exchange variances	(762)	(218)	(980)	224	6	(756)
Acquired/divested businesses	(1,641)	(1)	(1,642)	1,047	1,046	(595)
Closing group MCEV	15,058	2,055	17,113	(2,831)	(776)	14,282
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						13,092

E1 - Basis of preparation

The condensed consolidated income statement and condensed consolidated statement of financial position on pages 134 to 136 present the group's results and financial position for the life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-life businesses on the International Financial Reporting Standards (IFRS) basis. The MCEV methodology adopted is in accordance with the MCEV Principles published by the CFO Forum in October 2009.
      The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including more explicit allowance for the impact of uncertainty in future investment returns and other risks. Embedded value is also consistent with the way pricing is assessed and the business is managed.
      The results for 2010 and 2009 have been audited by our auditors, Ernst & Young. Their report in respect of 2010 can be found on page 352 in the Report and Accounts.

Covered business
The MCEV calculations cover the following lines of business: life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associated undertakings and joint ventures, as well as the equity release business written in the UK.
      Covered business includes the group's share of our joint ventures including our arrangement with The Royal Bank of Scotland Group (RBSG) and our associated undertakings in India, China, Turkey, Malaysia, Taiwan and South Korea. In addition, the results of group companies providing significant administration, fund management and other services and of group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as "Life and related businesses".

New business premiums
New business premiums include:
■ premiums arising from the sale of new contracts during the period;
■ non-contractual additional premiums; and
■ expected renewals on new contracts and expected future contractual alterations to new contracts.

The group's definition of new business under MCEV includes contracts that meet the definition of "non-participating investment" contracts under IFRS.
      For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.
      For group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.

Life and pensions operating earnings
For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
      The normalised investment return on equities and property has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk margin (equivalent to the gross redemption yield less an allowance for defaults).
      From 2010, Aviva has changed the approach to calculating expected returns within operating profit. The expected existing business contribution (in excess of reference rate) is now calculated using the implied discount rates (IDR), which itself is based on the normalised investment returns.
      The revised methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting. This total is presented as the expected existing business contribution (reference rate), expected existing business contribution (in excess of reference rate) and expected return on shareholders' net worth (grossed up for tax for pre tax presentation), with only the excess contribution being impacted by the change.
      The change to expected returns has no impact on total return or on the closing balance sheet.

E1 - Basis of preparation continued

MCEV methodology
Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.
      The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the US, where a nil tax rate was used for the 2009 post-tax results, and consequently for 'grossing up'.

Net worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
      Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is set equal to the higher of:
■ The level of capital at which the local regulator is empowered to take action;
■ The capital requirement of the business unit under the group's economic capital requirements; and
■ The target capital level of the business unit.

This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business.
      The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found in E18.

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
■ present value of future profits;
■ time value of financial options and guarantees;
■ frictional costs of required capital; and
■ cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
This is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
      Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
      Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the "certainty equivalent" approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note E18.
      The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the "look through" into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

E1 - Basis of preparation continued

US capital solutions
Credit has been taken within the 2010 US embedded value, and value of new business, for the anticipated reduction in capital requirements based on management's intention to enact transactions which allow recognition of additional assets that can be held against certain reserves, reducing shareholder capital requirements. Similar transactions, which are effectively based upon a parental guarantee that sufficient capital resources would be available if required, have been enacted for business written between 2006 and 2009. Previously credit has been taken for equivalent capital solution transactions only after they have been formally enacted.

Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario; however, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option guarantee; however, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
      Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
      Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.
      Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the UK, US and French businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.
      Frictional costs are calculated by projecting forwards the future levels of required capital. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risks (CNHR)
The cost of residual non-hedgeable risks (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of both non-hedgeable financial and non-financial risks. The most significant risk not included in the PVFP or TVOG is operational risk.
      Asymmetric risks allowed for in the TVOG or PVFP are described earlier in the basis of preparation. No allowance has been made within the cost of non-hedgeable risk for symmetrical risks as these are diversifiable by investors.

Participating business
Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
      For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.
      For profit sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.

E1 - Basis of preparation continued

The embedded value of the US spread-based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to management action has been considered. The anticipated management action is consistent with current decision rules and has been approved and signed off by management and legal counsel.

Consolidation adjustments
The effect of transactions between group life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
      As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the group's life companies, the equivalent profits and losses have been removed from the relevant segment (non-insurance or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
      The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under non-insurance or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies. The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis.

Exchange rates
The group's principal overseas operations during the period were located within the Eurozone and the United States.
      The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note A2 on page 37 of the IFRS financial statements.

Restatement
During 2010, the Group's Dutch subsidiary, Delta Lloyd, reviewed its approach to the scope of business using adjusted swap rates (also known as a 'liquidity premium'). Delta Lloyd's approach has been aligned with the Quantitative Impact Study (QIS) 5 methodology set out as part of Solvency II developments. The swap rate adjustment is applied in full to immediate annuity type contracts (as previously). In addition, 75% of the liquidity premium is applied to participating contracts and 50% to all other life covered business. This change aligns local Delta Lloyd and group Aviva reporting for MCEV and Solvency II internal model calculations. This change increases the closing 2010 embedded value by £20 million net of non-controlling interests. Results for 2009 have been restated on a consistent basis leading to an increase in the opening 2009 Embedded Value of £310 million; an increase in 2009 New Business Value of £35 million; an increase in 2009 Expected Return of £34 million and an increase in closing 2009 Embedded Value of £57 million, all net of non-controlling interests.

E2 - Geographical analysis of MCEV operating earnings

						2010
			Europe
	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Value of new business	354	504	(92)	(194)	52	624
Earnings from existing business:
- expected returns at the reference rate	169	244	49	20	20	502
- expected returns in excess of the reference rate	425	357	181	401	25	1,389
- expected returns	594	601	230	421	45	1,891
- experience variances	(20)	147	(16)	(7)	(28)	76
- operating assumption changes	(18)	338	(320)	(146)	13	(133)
Expected return on shareholders' net worth	179	152	124	82	12	549
Other operating variances	(4)	271	157	133	15	572
Operating earnings before tax	1,085	2,013	83	289	109	3,579

						Restated 2009
			Europe
	United Kingdom £m	Aviva Europe £m	Delta Lloyd £m	North America £m	Asia Pacific £m	Total £m
Value of new business	247	521	(48)	16	29	765
Earnings from existing business:
- expected returns at the reference rate	113	326	43	55	26	563
- expected returns in excess of the reference rate	402	428	324	249	16	1,419
- expected returns	515	754	367	304	42	1,982
- experience variances	(29)	43	(3)	(87)	(23)	(99)
- operating assumption changes	(67)	(8)	171	(38)	(14)	44
Expected return on shareholders' net worth	138	180	88	89	17	512
Other operating variances	(17)	214	65	(18)	50	294
Operating earnings before tax	787	1,704	640	266	101	3,498

United Kingdom
MCEV operating earnings were 38% higher at £1,085 million (2009: £787 million) mainly due to increases in the value of new business and expected returns.

Value of new business grew 43% to £354 million (2009: £247 million), due to our focus on value maximisation through active management of our new business mix, robust cost control and pricing discipline.

Total expected return increased to £773 million (2009: £653 million), reflecting the additional expected return following the reattribution of the inherited estate partly offset by the adoption of implied discount rates as the basis for determining the expected return.

Experience variances of £20 million adverse (2009: £29 million adverse) reflect favourable mortality experience offsetting adverse persistency experience in current economic conditions.

Assumption changes were £18 million adverse (2009: £67 million adverse) reflecting a net increase in expense allowances, following the closure of our offshore subsidiary to new business.

Europe
In Europe, operating profit decreased to £2,096 million (2009: £2,344 million). Growth in Aviva Europe operating return reflects assumption changes and more favourable operating experience partly offset by lower expected returns. The reduction in Delta Lloyd operating profit mainly reflects adverse assumption changes. 2009 benefited from favourable assumption changes.

E2 - Geographical analysis of MCEV operating earnings continued

Aviva Europe

MCEV operating earnings increased 18% to £2,013 million (2009: £1,704 million), as positive operating assumption changes, favourable experience variances and modelling improvements more than offset lower expected returns.

Value of new business was 3% lower at £504 million (2009: £521 million). After allowing for movements in currency, this is in line with prior year. This reflects increased contributions from profit-sharing products in France and Italy. These contributions have been offset by the impact of reduced sales in Ireland, Spain and Poland.

Total expected return was 19% lower at £753 million (2009: £934 million) reflecting lower assumed rates of return and the adoption of implied discount rates as the basis for determining the expected return.

Experience variances were favourable at £147 million (2009: £43 million). The 2010 result reflects positive experience on mortality, as well as the release of short-term lapse provisions and the benefit from policyholders switching to unit linked funds in France. This has been offset by the impact of adverse lapse experience in Spain and Ireland.

Assumption changes on existing business were favourable at £338 million (2009: £8 million adverse). This arises from the positive impact of a detailed review of our expense assumptions, as well as the positive impact of mortality changes in France. This is offset by further strengthening of lapse assumptions in Spain and Ireland.

Other operating variances were positive at £271 million (2009: £214 million). These largely arose in France and relate to modelling refinements of £164 million as well as £107 million from actions taken to reduce the level of policyholder guarantees on profit-sharing products in France.

Delta Lloyd
MCEV operating earnings decreased to £83 million (2009: £640 million) mainly due to adverse operating assumption changes compared to positive assumption changes in 2009.

Value of new business was negative at £(92) million (2009: £(48) million) reflecting the continuing impacts of adverse economic assumptions.

Total expected return was lower at £354 million (2009: £455 million) due to the adoption of implied discount rates as the basis for determining the expected return.

Operating experience and assumption changes on existing business amounted to £336 million adverse (2009: £168 millionfavourable) as the impact of adopting an industry-standard longevity table was partly offset by favourable expense assumption changes related to planned expense savings following restructuring activities.

Other operating variances of £157 million (2009: £65 million) related to various modelling changes, mainly in Delta Lloyd Belgium and Delta Lloyd Life.

North America
MCEV operating earnings increased to £289 million (2009: £266 million) as higher earnings from existing business were partly offset by lower value of new business. The improvement in in-force earnings was driven by management actions coupled with disciplined spread management, higher expected returns and modelling refinements.

Value of new business of negative £(194) million (2009: £16 million positive) reflected adverse economic movements, particularly in the second half of the year as risk free rates decreased. The impact of economic movements has more than offset the benefits of pricing and product management actions.

Total expected return increased to £503 million (2009: £393 million) reflecting the adoption of implied discount rates as the basis for determining expected return and the grossing up for tax in 2010 as a result of the reassessment of the tax paying position.

Operating experience and assumption changes on existing business were £153 million adverse (2009: £125 million adverse). Included within this are positive benefits of disciplined spread management offset by adverse operating assumption changes relating to immediate annuitant mortality strengthening and increased expense loadings.

E2 - Geographical analysis of MCEV operating earnings continued

Other operating variances were £133 million favourable (2009: £18 million adverse) reflecting management actions and modelling refinements.

Asia Pacific
MCEV operating earnings were 8% higher at £109 million (2009: £101 million, £45 million excluding the contribution from Australia) as higher value of new business was partly offset by lower other operating variances.

Value of new business was 79% higher at £52 million (2009: £29 million, £11 million excluding the contribution from Australia), reflecting improved scale efficiencies, product mix and volumes.

Total expected return was £57 million (2009: £59 million, £37 million excluding the contribution from Australia), benefiting from the adoption of implied discount rates as the basis for determining the expected return.

Operating experience variances, other operating variances and assumption changes on existing business were nil (2009: £13 million), as favourable mortality and assumption changes were offset by experience variances.

E2 - Geographical analysis of MCEV operating earnings continued

Gross of tax and non-controlling interests 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia Pacific £m	Total £m
Value of new business	354	175	1	142	40	128	18	504	(92)	412	(194)	52	624
Earnings from existing business
- expected existing business contribution (reference rate)	169	98	12	13	74	34	13	244	49	293	20	20	502
- expected existing business contribution (in excess of reference rate)	425	183	30	34	25	76	9	357	181	538	401	25	1,389
Experience variances
- maintenance expense1	12	(25)	6	(11)	5	(1)	5	(21)	(21)	(42)	(16)	(2)	(48)
- project and other related expenses1	(8)	(5)	(2)	-	-	(2)	(5)	(14)	(4)	(18)	(18)	(3)	(47)
- mortality/morbidity2	23	27	3	(4)	13	2	3	44	13	57	(7)	9	82
- lapses3	(29)	27	(10)	18	(1)	(11)	(11)	12	5	17	(3)	(27)	(42)
- other4	(18)	93	(4)	12	14	3	8	126	(9)	117	37	(5)	131
	(20)	117	(7)	15	31	(9)	-	147	(16)	131	(7)	(28)	76
Operating assumption changes:
- maintenance expense5	83	31	(3)	(11)	140	132	-	289	220	509	(88)	8	512
- project and other related expenses5	(92)	-	-	-	-	-	-	-	(6)	(6)	-	-	(98)
- mortality/morbidity6	2	57	7	1	7	(2)	-	70	(470)	(400)	(64)	17	(445)
- lapses7	(3)	(12)	(17)	39	13	(49)	(7)	(33)	(52)	(85)	6	(12)	(94)
- other	(8)	4	-	(2)	8	-	2	12	(12)	-	-	-	(8)
	(18)	80	(13)	27	168	81	(5)	338	(320)	18	(146)	13	(133)
Expected return on shareholders' net worth	179	47	20	50	9	18	8	152	124	276	82	12	549
Other operating variances8	(4)	271	(6)	(15)	30	(9)	-	271	157	428	133	15	572
Earnings before tax and non-controlling interests	1,085	971	37	266	377	319	43	2,013	83	2,096	289	109	3,579
1. Adverse expense experience occurred across a number of businesses.
2. Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France and the UK Annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short-term provision.

4. Other experience includes, in France, the benefit from policyholders switching to unit linked funds, and, in the USA favourable spread experience.

5. Favourable maintenance expense assumptions reflect the benefit of the shared service centre in Spain, together with the release of margins in Spain, related to bancassurance joint venture governance costs, and Poland. In the UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of costs. In the USA, the adverse impact reflects a revised allocation of costs between ongoing and one-off. In Delta Lloyd, favourable expense assumptions relate to planned expense saving following restructuring activities.

6. Delta Lloyd have updated mortality assumptions to reflect recently published tables, which include a significantly increased allowance for mortality improvements. In France and the USA, mortality assumptions have been updated reflecting experience.

7. Persistency assumptions have been updated in a number of businesses.

8. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees, and the benefit of reducing minimum guarantee rates. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pensions business. In the US, other operating variances related to the benefit of an AXXX capital solution together with modelling refinements on our asset portfolio.

E2 - Geographical analysis of MCEV operating earnings continued

Restated Gross of tax and non-controlling interests 2009	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	247	169	12	124	55	151	10	521	(48)	473	16	11	18	29	765
Earnings from existing business
- expected existing business contribution (reference rate)	113	161	22	15	67	39	22	326	43	369	55	11	15	26	563
- expected existing business contribution (in excess of reference rate)	402	282	18	5	4	119	-	428	324	752	249	15	1	16	1,419
Experience variances
- maintenance expense1	37	-	6	(2)	14	(10)	5	13	(3)	10	-	6	(1)	5	52
- project and other related expenses1	(34)	(1)	(7)	-	-	(7)	(7)	(22)	(42)	(64)	(35)	-	-	-	(133)
- mortality/morbidity2	6	50	8	2	12	(6)	8	74	(22)	52	5	5	8	13	76
- lapses3	(30)	53	(23)	(46)	17	(52)	(17)	(68)	13	(55)	(17)	(38)	-	(38)	(140)
- other4	(8)	(80)	1	116	7	1	1	46	51	97	(40)	-	(3)	(3)	46
	(29)	22	(15)	70	50	(74)	(10)	43	(3)	40	(87)	(27)	4	(23)	(99)
Operating assumption changes:
- maintenance expense5	1	(22)	5	(31)	54	(94)	10	(78)	275	197	(9)	(10)	8	(2)	187
- project and other related expenses	-	-	-	-	-	(13)	-	(13)	-	(13)	-	-	-	-	(13)
- mortality/morbidity6	5	64	7	12	58	(9)	(1)	131	(4)	127	(20)	(1)	5	4	116
- lapses7	(51)	(22)	(9)	(37)	83	(69)	(7)	(61)	(40)	(101)	(105)	(9)	4	(5)	(262)
- other8	(22)	3	12	1	(1)	-	(2)	13	(60)	(47)	96	(6)	(5)	(11)	16
	(67)	23	15	(55)	194	(185)	-	(8)	171	163	(38)	(26)	12	(14)	44
Expected return on shareholders' net worth	138	66	16	57	8	26	7	180	88	268	89	11	6	17	512
Other operating variances9	(17)	62	(4)	-	121	37	(2)	214	65	279	(18)	50	-	50	294
Earnings before tax and non-controlling interests	787	785	64	216	499	113	27	1,704	640	2,344	266	45	56	101	3,498

1. Maintenance expense experience in the UK relates to profits from existing business administration. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes. Project and other related expenses in Delta Lloyd relate to integration costs in Belgium.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses.

3. Persistency experience has been volatile across most of our businesses, in part reflecting wider economic volatility. In France, positive persistency experience including the release of a short-term provision, in line with positive underlying experience. In Poland, lapse experience continued to be better than the long-term assumptions for both Life and Pension products.

4. Other experience is favourable overall. Both France and Italy include one off adjustments reflecting final commission payments from prior years. The favourable impact in Italy reflects to one-off profit sharing on a reinsurance treaty. The favourable impact in Delta Lloyd relates to the revised investment and bonus strategy in Germany following the decision to close this operation to new business. The adverse impact in the USA relates to the cost of enhancing policyholder crediting rates.

5. Favourable expense assumption changes reflect the impact of cost reductions in the Delta Lloyd and Poland, together with the impact of revisions to expense allocations in Delta Lloyd. The adverse impact in Spain relates to the capitalisation of certain governance costs in respect of bancassurance joint ventures.

6. Favourable mortality assumption changes in France and Poland reflecting recent experience. The adverse impact in Delta Lloyd reflects the net impact of using updated mortality tables in the Netherlands, Germany and Belgium, following the issuance of revised advice from the respective actuarial associations.

7. Persistency assumptions have been strengthened across most of our businesses, in light of experience. In Poland, persistency assumptions have been weakened following sustained favourable experience.

8. Other assumption changes in the US primarily relate to the timing of management action in setting policyholder credited rates. In Delta Lloyd, the change represents tax effects resulting from a reallocation of assets

9. Other operating variances in France, Poland and Asia relate to have arisen as a result of more accurate modelling. In Delta Lloyd, these relate to revisions to investment and bonus strategies and expenses in Delta Lloyd Germany following the decision to close this operation to new business. In Spain, these reflect the impact of re-pricing actions on risk products.

E2 - Geographical analysis of MCEV operating earnings continued

Net of tax and non-controlling interests 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia Pacific £m	Total £m
Value of new business	254	100	1	42	29	43	15	230	(41)	189	(126)	41	358
Earnings from existing business
- expected existing business contribution (reference rate)	122	61	8	4	53	13	11	150	19	169	13	14	318
- expected existing business contribution (in excess of reference rate)	306	115	19	11	18	27	7	197	68	265	261	20	852
Experience variances
- maintenance expense1	8	(16)	5	(6)	3	(3)	4	(13)	(9)	(22)	(10)	(1)	(25)
- project and other related expenses1	(6)	(3)	(1)	-	-	(2)	(4)	(10)	(1)	(11)	(12)	(3)	(32)
- mortality/morbidity2	17	15	2	(2)	10	-	2	27	3	30	(5)	7	49
- lapses3	(21)	19	(7)	6	-	(6)	(9)	3	-	3	(2)	(22)	(42)
- other4	(12)	62	(3)	3	10	2	6	80	(3)	77	24	(4)	85
	(14)	77	(4)	1	23	(9)	(1)	87	(10)	77	(5)	(23)	35
Operating assumption changes:
- maintenance expense5	57	21	(2)	(8)	97	83	-	191	89	280	(57)	8	288
- project and other related expenses	(65)	-	-	-	-	-	-	-	(3)	(3)	-	-	(68)
- mortality/morbidity6	1	38	5	1	4	-	-	48	(198)	(150)	(42)	13	(178)
- lapses7	(2)	(8)	(12)	10	10	(17)	(6)	(23)	(21)	(44)	4	(9)	(51)
- other	(6)	3	-	-	6	-	1	10	(5)	5	-	-	(1)
	(15)	54	(9)	3	117	66	(5)	226	(138)	88	(95)	12	(10)
Expected return on shareholders' net worth	129	27	14	17	6	7	6	77	50	127	53	9	318
Other operating variances8	(4)	162	(4)	(2)	20	(4)	-	172	64	236	87	9	328
Earnings after tax and non-controlling interests	778	596	25	76	266	143	33	1,139	12	1,151	188	82	2,199
1. Adverse expense experience occurred across a number of businesses.
2. Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France and the UK Annuity business.

3. Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short-term provision.

4. Other experience includes, in France, the benefit from policyholders switching to unit linked funds, and, in the USA favourable spread experience.

5. Favourable maintenance expense assumptions reflect the benefit of the shared service centre in Spain, together with the release of margins in Spain, related to bancassurance joint venture governance costs, and Poland. In the UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of costs. In the USA, the adverse impact reflects a revised allocation of costs between ongoing and one-off. In Delta Lloyd, favourable expense assumptions relate to planned expense saving following restructuring activities.

6. Delta Lloyd have updated mortality assumptions to reflect recently published tables, which include a significantly increased allowance for mortality improvements. In France and the USA, mortality assumptions have been updated reflecting experience.

7. Persistency assumptions have been updated in a number of businesses.

8. Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees, and the benefit of reducing minimum guarantee rates. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pensions business. In the US, other operating variances related to the benefit of an AXXX capital solution together with modelling refinements on our asset portfolio.

E2 - Geographical analysis of MCEV operating earnings continued

Restated Net of tax and non-controlling interests 2009	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	North America £m	Asia £m	Australia £m	Asia Pacific £m	Total £m
Value of new business	177	94	8	38	39	51	8	238	(43)	195	16	9	13	22	410
Earnings from existing business
- expected existing business contribution (reference rate)	81	100	15	5	47	15	17	199	29	228	55	6	11	17	381
- expected existing business contribution (in excess of reference rate)	289	170	12	2	3	44	-	231	205	436	249	12	-	12	986
Experience variances
- maintenance expense1	27	-	4	(1)	10	(8)	4	9	4	13	-	5	-	5	45
- project and other related expenses1	(26)	-	(5)	-	-	(3)	(6)	(14)	(21)	(35)	(35)	-	-	-	(96)
- mortality/morbidity2	4	30	5	1	9	(3)	6	48	(17)	31	5	3	5	8	48
- lapses3	(22)	36	(16)	(15)	12	(20)	(14)	(17)	5	(12)	(17)	(31)	-	(31)	(82)
- other4	(4)	(49)	1	37	5	1	1	(4)	35	31	(40)	(1)	(2)	(3)	(16)
	(21)	17	(11)	22	36	(33)	(9)	22	6	28	(87)	(24)	3	(21)	(101)
Operating assumption changes:
- maintenance expense5	-	(14)	3	(10)	38	(69)	7	(45)	197	152	(9)	(9)	6	(3)	140
- project and other related expenses	-	-	-	-	-	(5)	-	(5)	-	(5)	-	-	-	-	(5)
- mortality/morbidity6	4	42	4	4	42	(3)	1	90	1	91	(20)	-	3	3	78
- lapses7	(36)	(13)	(6)	(12)	58	(24)	(5)	(2)	(25)	(27)	(105)	(6)	3	(3)	(171)
- other8	(16)	2	8	1	(1)	-	(3)	7	(48)	(41)	96	(5)	(3)	(8)	31
	(48)	17	9	(17)	137	(101)	-	45	125	170	(38)	(20)	9	(11)	73
Expected return on shareholders' net worth	100	38	11	18	6	10	6	89	57	146	89	7	4	11	346
Other operating variances9	(11)	34	(3)	-	83	12	1	127	14	141	(18)	40	-	40	152
Earnings after tax and non-controlling interests	567	470	41	68	351	(2)	23	951	393	1,344	266	30	40	70	2,247

1. Maintenance expense experience in the UK relates to profits from existing business administration. Project and other related expenses in the UK reflect project costs associated with strategic initiatives, including developments designed to offer a wider range of products to customers, and the simplification of systems and processes. Project and other related expenses in Delta Lloyd relate to integration costs in Belgium.

2. Mortality experience continues to be better than the assumptions set across a number of our businesses.

3. Persistency experience has been volatile across most of our businesses, in part reflecting wider economic volatility. In France, positive persistency experience including the release of a short-term provision, in line with positive underlying experience. In Poland, lapse experience continued to be better than the long-term assumptions for both Life and Pension products.

4. Other experience is favourable overall. The Both France and Italy include one off adjustments reflecting final commission payments from prior years. The favourable impact in Italy reflects to one-off profit sharing on a reinsurance treaty. The favourable impact in Delta Lloyd relates to the revised investment and bonus strategy in Germany following the decision to close this operation to new business. The adverse impact in the USA relates to the cost of enhancing policyholder crediting rates.

5. Favourable expense assumption changes reflect the impact of cost reductions in the Delta Lloyd and Poland, together with the impact of revisions to expense allocations in Delta Lloyd. The adverse impact in Spain relates the capitalisation of certain governance costs in respect of bancassurance joint ventures

6. Favourable mortality assumption changes in France and Poland reflecting recent experience. The adverse impact in Delta Lloyd reflects the net impact of using updated mortality tables in the Netherlands, Germany and Belgium, following the issuance of revised advice from the respective actuarial associations.

7. Persistency assumptions have been strengthened across most of our businesses, in light of experience. In Poland, persistency assumptions have been weakened following sustained favourable experience.

8. Other assumption changes in the US primarily relate to the timing of management action in setting policyholder credited rates. In Delta Lloyd, the change represents tax effects resulting from a reallocation of assets

9. Other operating variances in France, Poland and Asia have arisen as a result of more accurate modelling. In Delta Lloyd, these relate to revisions to investment and bonus strategies and expenses in Delta Lloyd Germany following the decision to close this operation to new business. In Spain, these reflect the impact of re-pricing actions on risk products.

E3 - Geographical analysis of fund management operating earnings

The summarised consolidated income statement - MCEV basis, includes earnings from the group's fund management operations as analysed below. This excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the group that arise from the provision of fund management services to our Life businesses. These results are included within the Life MCEV operating earnings.

	2010 £m	2009 £m
United Kingdom	28	42
Europe	10	6
North America	(8)	(7)
Asia Pacific	-	(1)
Aviva Investors	30	40
United Kingdom	3	(14)
Aviva Europe1	-	3
Delta Lloyd	94	21
Europe2	94	24
Asia Pacific	(2)	1
Total	125	51

1. Aviva Europe included the result from the fund management in Poland in 2009. This business was transferred across to Aviva Investors from 1 January 2010.
2. The Australian Life business was sold on 1 October 2009, included within the 2009 operating earnings is £7 million.

E4 - Analysis of other operations and regional costs

Where subsidiaries provide services to our life business, that proportion has been excluded. These results are included within the Life MCEV operating return.

			2010			2009
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(21)	(21)	-	(28)	(28)
Aviva Europe	(55)	(43)	(98)	(36)	(41)	(77)
Delta Lloyd	-	(24)	(24)	-	(30)	(30)
Europe	(55)	(67)	(122)	(36)	(71)	(107)
North America	(26)	6	(20)	(19)	3	(16)
Asia Pacific	(32)	-	(32)	(20)	(2)	(22)
Total	(113)	(82)	(195)	(75)	(98)	(173)

E5 - Exceptional items and Integration and restructuring costs

Exceptional Items of £(428) million (2009: £(248) million) were mainly due to a change in the cost of capital charge for the Cost of Non-Hedgeable Risk, from 2.5% to 3.3% p.a. with total impact £(365) million, the impact of reducing state contributions to Pillar II Pension funds in Poland, following the announcement to change legislation on 1 April 2011 of £(280) million, and the recognition by Delta Lloyd of £(59) million costs in relation to unit-linked insurance compensation scheme and compensation costs in defined contribution pension schemes, partly offset by a £286 million benefit from the closure of the final salary section of the UK staff pension scheme to future accruals.
      Exceptional costs for full year 2009 totalled £(248) million. This included £175 million in respect of the reattribution of the inherited estate in the UK, £(261) million in respect of the change in legislation in Poland restricting charges against pension funds, £(102) million brand migration costs and £(60) million in respect of latent claims reserves in Canada.
      Integration and restructuring costs incurred in the year amounted to £312 million (2009: £286 million). This includes expenditure relating to the Quantum Leap project in Europe of £40 million, costs associated with preparing the businesses for Solvency II implementation of £114 million and other restructuring exercises across the Group of £123 million. Costs incurred in 2009 related to expenditure on cost savings programmes in the UK life and general insurance businesses and in Europe.

E6 - Segmentation of condensed consolidated statement of financial position

			2010			Restated 2009
	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m
Total assets before acquired value of in-force long-term business	323,476	45,378	368,854	307,117	45,880	352,997
Acquired additional value of in-force long-term business	1,253	-	1,253	1,394	-	1,394
Total assets included in the IFRS statement of financial position	324,729	45,378	370,107	308,511	45,880	354,391
Liabilities of the long-term business	(305,673)	-	(305,673)	(291,194)	-	(291,194)
Liabilities of the general insurance and other businesses	-	(46,709)	(46,709)	-	(48,111)	(48,111)
Net assets on a statutory IFRS basis	19,056	(1,331)	17,725	17,317	(2,231)	15,086
Additional value of in-force long-term business1	2,737	-	2,737	3,475	-	3,475
Net assets on an MCEV basis2	21,793	(1,331)	20,462	20,792	(2,231)	18,561
Equity capital, capital reserves, shares held by employee trusts and other reserves			7,207			7,144
IFRS basis retained earnings			5,411			3,425
Additional MCEV basis retained earnings			2,677			2,523
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis			15,295			13,092
Preference share capital and direct capital instruments			1,190			1,190
Non-controlling interests			3,977			4,279
MCEV basis total equity			20,462			18,561

1. The analysis between the group's and non-controlling interests' share of the additional value of in-force long-term business is as follows:

	2010 £m	Restated 2009 £m	Movement in year £m
Group's share included in shareholders' funds	2,677	2,523	154
Non-controlling interests' share	236	739	(503)
Movements in AFS securities	(176)	213	(389)
Additional value of in-force long-term business	2,737	3,475	(738)

2. Analysis of net assets on an MCEV basis is made up as follows:

	2010 £m	Restated 2009 £m
Embedded value	16,131	15,058
Non-controlling interests	3,133	3,480
	19,264	18,538
Goodwill and intangible assets allocated to long-term business3	2,356	2,606
Notional allocation of IAS19 pension fund surplus/(deficit) to long-term business4	173	(352)
Long-term business net assets on an MCEV basis	21,793	20,792

3. Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures.

4. The value of the Aviva Staff Pension Scheme surplus has been notionally allocated between segments, based on current funding and the Life proportion has been included within the long-term business net assets on an MCEV basis. The pension fund surplus notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

E7 - Analysis of life and pension earnings

The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories. All figures are shown net of tax and non-controlling interests.

Net of tax and non-controlling interests 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening group MCEV	2,204	7,546	5,308	15,058
New business value	(1,250)	901	707	358
Expected existing business contribution (reference rate)	-	-	318	318
Expected existing business contribution (in excess of reference rate)	-	-	852	852
Transfers from VIF and required capital to the free surplus	1,811	(587)	(1,224)	-
Experience variances	107	76	(148)	35
Assumption changes	(147)	(21)	158	(10)
Expected return on shareholders' net worth	126	192	-	318
Other operating variance	47	7	274	328
Operating MCEV earnings	694	568	937	2,199
Economic variances	(175)	103	228	156
Other non-operating variances2	(59)	-	(458)	(517)
Total MCEV earnings	460	671	707	1,838
Capital and dividend flows3	(1,020)	-	-	(1,020)
Foreign exchange variance	(26)	(65)	(79)	(170)
Acquired/divested business	23	190	212	425
Closing MCEV	1,641	8,342	6,148	16,131

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. Other non operating variances are described under Exceptional items on page 150.

3. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

Acquisitions during the year consist of an increase in the Group's interest in RBS Life Investments Limited, and the purchase of the interests of minority shareholders in two subsidiaries in France and Italy.

Restated Net of tax and non-controlling interests 2009	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
Opening MCEV	1,348	8,148	5,026	14,522
New business value	(1,571)	983	998	410
Expected existing business contribution (reference rate)	-	-	381	381
Expected existing business contribution (in excess of reference rate)	-	-	986	986
Transfers from VIF and required capital to the free surplus	1,869	(738)	(1,131)	-
Experience variances	(198)	135	(38)	(101)
Assumption changes	48	6	19	73
Expected return on shareholders' net worth	164	182	-	346
Other operating variances	10	(141)	283	152
Operating MCEV earnings	322	427	1,498	2,247
Economic variances	1,317	(324)	(315)	678
Other non-operating variances	(238)	909	(407)	264
Total MCEV earnings	1,401	1,012	776	3,189
Capital and dividend flows2	(250)	-	-	(250)
Foreign exchange variance	6	(556)	(183)	(733)
Acquired/divested business	(301)	(1,058)	(311)	(1,670)
Closing MCEV	2,204	7,546	5,308	15,058

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.

2. Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-
   force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

E8 - Life MCEV operating earnings

In this table the life and pensions MCEV earnings have been broken down into constituent parts. The life and pensions MCEV operating earnings comprise: the value of new business written during the year; the earnings from existing business including other operating variances; and, the expected investment return on the shareholders' net worth.
      These components are calculated using economic assumptions as at the start of the year (in-force business) or start of the quarter (new business) and operating (demographic and expenses) assumptions as at the end of the year.

Gross of tax and non-controlling interests	2010 £m	Restated 2009 £m
Value of new business	624	765
Earnings from existing business
- expected returns at the reference rate	502	563
- expected returns in excess of the reference rate	1,389	1,419
- expected returns	1,891	1,982
- experience variances	76	(99)
- operating assumption changes	(133)	44
Other operating variance	572	294
Expected return on shareholders' net worth	549	512
Life and Pensions operating earnings before tax	3,579	3,498
Economic Variances	(103)	365
Other non-operating variances	(811)	364
Life and Pensions earnings before tax	2,665	4,227
Tax on operating earnings	(1,057)	(903)
Tax on other activities	202	(44)
Life and Pensions earnings after tax	1,810	3,280

There were no separate development costs reported in these years.
      Other non operating variances are described under Exceptional items on page 150.
      The table above presents a summarised breakdown of the life and pensions MCEV earnings on a gross of non-controlling interests basis and gross of tax with tax shown separately. The Group favours the gross presentation for consistency with the IFRS results. The table below compares the key items on the different bases as the subsequent analysis is provided predominantly on a net of tax and non-controlling interests basis as preferred by the CFO Forum Principles.

Key indicators

		2010		Restated 2009
	Net of non-controlling interests and tax £m	Gross of non-controlling interests and tax £m	Net of non-controlling interests and tax £m	Gross of non-controlling interests and tax £m
Value of new business	358	624	410	765
Life and pensions operating return	2,199	3,579	2,247	3,498
Life and pensions earnings	1,838	2,665	3,189	4,227

E9 - Present value of life new business premiums

The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, the value of new business and the resulting margin, firstly gross and then net of tax and non-controlling interests. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale.
      The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate the value of new business, so the components of the new business margin are on a consistent basis.
      The Weighted Average Capitalisation Factor (WACF) is the multiple of the annualised regular premium which gives the present value at point of sale of the regular premiums.

Gross of non-controlling interests 2010	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	579	5.2	2,997	7,301	10,298
France	89	6.3	565	4,353	4,918
Ireland	65	4.0	263	675	938
Italy	50	5.4	270	4,186	4,456
Poland	51	9.2	468	135	603
Spain	109	5.9	648	1,436	2,084
Other Europe	89	4.6	412	126	538
Aviva Europe	453	5.8	2,626	10,911	13,537
Delta Lloyd	172	9.3	1,591	1,587	3,178
Europe	625	6.7	4,217	12,498	16,715
North America	97	10.2	993	3,735	4,728
Asia Pacific	240	4.7	1,132	485	1,617
Total life and pensions	1,541	6.1	9,339	24,019	33,358

Gross of non-controlling interests 2009	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	531	5.3	2,803	6,111	8,914
France	92	6.6	608	4,283	4,891
Ireland	78	4.3	337	735	1,072
Italy	111	5.3	592	3,015	3,607
Poland	71	13.1	927	152	1,079
Spain	128	6.1	782	1,672	2,454
Other Europe	82	4.5	365	55	420
Aviva Europe	562	6.4	3,611	9,912	13,523
Delta Lloyd	207	9.3	1,935	1,730	3,665
Europe	769	7.2	5,546	11,642	17,188
North America	90	9.6	861	3,684	4,545
Asia	185	4.5	828	267	1,095
Australia	49	4.0	196	65	261
Asia Pacific	234	4.4	1,024	332	1,356
Total life and pensions	1,624	6.3	10,234	21,769	32,003

In Poland, the WACF has significantly fallen, reflecting the lower proportion of new pension business written following legislative changes making this business less attractive. This business had a high WACF, reflecting the long duration of the business combined with premiums increasing each year.

E10 - Geographical analysis of value of new business

The value generated by new business written during the period is the present value of the projected stream of after tax distributable profit from that business, including expected profit between point of sale and the valuation date. The value of new business has been calculated using economic assumptions at the point of sale which has been implemented with the assumptions being taken as those appropriate to the start of each quarter. For contracts that are re-priced more frequently, weekly or monthly economic assumptions have been used. The operating assumptions are consistent with those used to determine the embedded value. The value of new business is shown after the effect of the frictional costs of holding required capital, and after the effect of the costs of residual non-hedgeable risks on the same basis as for the in-force covered business.

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (gross of tax and non-controlling interest)	2010 £m	2009 £m	2010 £m	Restated 2009 £m	2010%	Restated 2009%
United Kingdom	10,298	8,914	354	247	3.4%	2.8%
France	4,918	4,891	175	169	3.6%	3.5%
Ireland	938	1,072	1	12	0.1%	1.1%
Italy	4,456	3,607	142	124	3.2%	3.4%
Poland	603	1,079	40	55	6.6%	5.1%
Spain	2,084	2,454	128	151	6.1%	6.2%
Other Europe	538	420	18	10	3.3%	2.4%
Aviva Europe	13,537	13,523	504	521	3.7%	3.9%
Delta Lloyd	3,178	3,665	(92)	(48)	(2.9)%	(1.3)%
Europe	16,715	17,188	412	473	2.5%	2.8%
North America1	4,728	4,545	(194)	16	(4.1)%	0.4%
Asia Pacific	1,617	1,356	52	29	3.2%	2.1%
Total life and pensions	33,358	32,003	624	765	1.9%	2.4%

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (net of tax and non-controlling interest)	2010 £m	2009 £m	2010 £m	Restated 2009 £m	2010%	Restated 2009%
United Kingdom	10,298	8,914	254	177	2.5%	2.0%
France	4,340	4,111	100	94	2.3%	2.3%
Ireland	704	804	1	8	0.1%	1.0%
Italy	1,965	1,614	42	38	2.1%	2.4%
Poland	531	933	29	39	5.5%	4.2%
Spain	1,136	1,326	43	51	3.8%	3.8%
Other Europe	538	420	15	8	2.8%	1.9%
Aviva Europe	9,214	9,208	230	238	2.5%	2.6%
Delta Lloyd	1,721	3,235	(41)	(43)	(2.4)%	(1.3)%
Europe	10,935	12,443	189	195	1.7%	1.6%
North America	4,728	4,545	(126)	16	(2.7)%	0.4%
Asia Pacific	1,598	1,348	41	22	2.6%	1.6%
Total life and pensions	27,559	27,250	358	410	1.3%	1.5%

1 In North America the value of new business of £(194) million reflects adverse economic movements, particularly in the second half of 2010, as risk free rates decreased.

E11 - Post tax internal rate of return and payback period on life and pensions new business

The new business written requires up front capital investment, due to high set-up costs and capital requirements. The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ("initial capital"), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.
The IRR on life and pensions new business for the Group was 12.5% (2009: 10.0%)

Gross of non-controlling interests 31 December 2010	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	Payback period years
United Kingdom	15%	98	198	296	7
France	9%	34	202	236	9
Ireland	5%	34	17	51	11
Italy	11%	32	183	215	6
Poland	25%	16	9	25	4
Spain	22%	25	80	105	4
Other Europe	14%	41	16	57	6
Aviva Europe	13%	182	507	689	7
Delta Lloyd	6%	106	112	218	16
Europe	11%	288	619	907	9
North America	14%	65	366	431	4
Asia Pacific	11%	62	34	96	13
Total	12.5%	513	1,217	1,730	8

Gross of non-controlling interests 31 December 2009	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	Payback period years
United Kingdom	14%	109	133	242	8
France	9%	53	169	222	9
Ireland	6%	56	23	79	10
Italy	10%	27	156	183	7
Poland	22%	20	9	29	5
Spain	26%	25	72	97	3
Other Europe	12%	43	7	50	8
Aviva Europe	13%	224	436	660	7
Delta Lloyd	6%	116	140	256	33
Europe	11%	340	576	916	15
North America	7%	162	376	538	14
Asia	6%	58	25	83	25
Australia	11%	2	34	36	8
Asia Pacific	8%	60	59	119	20
Total	10.0%	671	1,144	1,815	14

E12 - Free surplus emergence

					Existing business			New business	Total business
Net of tax and non-controlling interests 2010	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	345	129	208	(183)	499	(43)	(95)	(138)	361
Aviva Europe	478	77	147	126	828	(150)	(342)	(492)	336
Delta Lloyd	139	50	(225)	83	47	(58)	(55)	(113)	(66)
Europe	617	127	(78)	209	875	(208)	(397)	(605)	270
North America	210	53	(56)	292	499	(41)	(375)	(416)	83
Asia Pacific	52	9	(5)	15	71	(57)	(34)	(91)	(20)
Total	1,224	318	69	333	1,944	(349)	(901)	(1,250)	694

					Existing business			New business	Total business
Net of tax and non-controlling interests 2009	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	220	99	62	(70)	311	(53)	(130)	(183)	128
Aviva Europe	495	89	27	112	723	(177)	(281)	(458)	265
Delta Lloyd	175	57	(124)	55	163	(111)	(124)	(235)	(72)
Europe	670	146	(97)	167	886	(288)	(405)	(693)	193
North America	159	90	(100)	457	606	(192)	(390)	(582)	24
Asia Pacific	82	11	(5)	2	90	(55)	(58)	(113)	(23)
Total	1,131	346	(140)	556	1,893	(588)	(983)	(1,571)	322

E13 - Maturity profile of business

(a) Total in-force business
To show the profile of the VIF emergence, the value of VIF in the statements of financial position has been split into five year tranches depending on the date when the profit is expected to emerge.
2010 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	153	766	538	287	553	2,297	2,297
Aviva Europe	1,649	980	575	342	375	3,921	3,288
Delta Lloyd	517	109	56	(176)	(76)	430	196
Europe	2,166	1,089	631	166	299	4,351	3,484
North America	56	(47)	12	12	9	42	42
Asia Pacific	187	94	35	15	3	334	325
Total	2,562	1,902	1,216	480	864	7,024	6,148

Restated 2009 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	289	629	490	288	369	2,065	2,065
Aviva Europe	1,613	1,149	656	350	342	4,110	3,271
Delta Lloyd	54	149	177	151	(234)	297	125
Europe	1,667	1,298	833	501	108	4,407	3,396
North America	(238)	(251)	28	13	54	(394)	(394)
Asia Pacific	102	72	29	18	26	247	241
Total	1,820	1,748	1,380	820	557	6,325	5,308

E13 - Maturity profile of business continued

(b) New business
To show the profile of the VIF emergence, the value of new business has been split into five year tranches depending on the date when the profit is expected to emerge.

2010 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	78	42	22	13	143	298	298
Aviva Europe	257	119	70	31	40	517	378
Delta Lloyd	(6)	21	21	12	(10)	38	18
Europe	251	140	91	43	30	555	396
North America	(26)	(85)	10	22	(6)	(85)	(85)
Asia Pacific	59	22	11	5	3	100	98
Total	362	119	134	83	170	868	707

Restated 2009 £m	0-5	6-10	11-15	16-20	20+	Total gross of non-controlling interest	Total net of non-controlling interest
United Kingdom	107	30	34	19	40	230	230
Aviva Europe	286	126	80	37	43	572	414
Delta Lloyd	(38)	89	97	75	(138)	85	70
Europe	248	215	177	112	(95)	657	484
North America	20	6	64	52	66	208	208
Asia Pacific	46	14	8	4	5	77	76
Total	421	265	283	187	16	1,172	998

E14 - Segmental analysis of life and related business embedded value

Net of non-controlling interests 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
United Kingdom	1,139	2,934	2,297	6,370
France2	(243)	1,737	1,446	2,940
Ireland	47	336	444	827
Italy	202	313	82	597
Poland	129	114	876	1,119
Spain	81	266	207	554
Other Europe	43	45	233	321
Aviva Europe	259	2,811	3,288	6,358
Delta Lloyd	356	944	196	1,496
Europe	615	3,755	3,484	7,854
North America2,3	(248)	1,437	42	1,231
Asia Pacific	135	216	325	676
Total	1,641	8,342	6,148	16,131

1. Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2. France and Aviva USA have a positive surplus on a statutory basis.
3. Aviva USA's holding company debt amounting to £765 million at 31 December 2010 has been included within non-covered business.

Restated Net of non-controlling interests 2009	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
United Kingdom2	1,270	2,568	2,065	5,903
France3	(71)	1,592	1,252	2,773
Ireland	175	226	487	888
Italy	263	268	129	660
Poland	60	131	950	1,141
Spain	135	212	265	612
Other Europe	38	33	188	259
Aviva Europe	600	2,462	3,271	6,333
Delta Lloyd	368	1,095	125	1,588
Europe	968	3,557	3,396	7,921
North America3,4	(152)	1,240	(394)	694
Asia	118	181	241	540
Australia	-	-	-	-
Asia Pacific	118	181	241	540
Total	2,204	7,546	5,308	15,058

1 Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2 The large increase in required capital in the UK reflects the additional capital locked in following the reattribution of the inherited estate.
3 France and Aviva USA have a positive surplus on a statutory basis.
4 Aviva USA's holding company debt amounting to £810 million at 31 December 2009 has been included within non-covered business.

E15 - Risk allowance within present value of in-force (VIF)

Within the VIF in the tables, there are additional allowances for risks not included within the basic present value of future profitscalculation.

Net of non-controlling interests 2010	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,938	(291)	(322)	(28)	2,297
France	2,051	(123)	(170)	(312)	1,446
Ireland	476	(9)	(23)	-	444
Italy	156	(19)	(11)	(44)	82
Poland	1,013	(14)	(118)	(5)	876
Spain	281	(18)	(41)	(15)	207
Other Europe	247	(3)	(9)	(2)	233
Aviva Europe	4,224	(186)	(372)	(378)	3,288
Delta Lloyd	580	(107)	(85)	(192)	196
Europe	4,804	(293)	(457)	(570)	3,484
North America	607	(133)	(69)	(363)	42
Asia Pacific	441	(26)	(58)	(32)	325
Total	8,790	(743)	(906)	(993)	6,148

The Time Value of Options and Guarantees has reduced by £248 million to £993 million, reflecting favourable impacts from model refinements in France and US and the impact of renegotiating the guarantees on AFER in France.
      The allowance for Non-hedgeable risks has increased by £(260) million, reflecting the change to the charge from 2.5% to 3.3%.

Restated Net of non-controlling interests 2009	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,572	(285)	(197)	(25)	2,065
France	2,048	(144)	(155)	(497)	1,252
Ireland	517	(9)	(21)	-	487
Italy	189	(22)	(11)	(27)	129
Poland	1,050	(17)	(74)	(9)	950
Spain	326	(16)	(28)	(17)	265
Other Europe	198	(3)	(5)	(2)	188
Aviva Europe	4,328	(211)	(294)	(552)	3,271
Delta Lloyd	544	(129)	(80)	(210)	125
Europe	4,872	(340)	(374)	(762)	3,396
North America	80	(9)	(45)	(420)	(394)
Asia	324	(19)	(30)	(34)	241
Australia	-	-	-	-	-
Asia Pacific	324	(19)	(30)	(34)	241
Total	7,848	(653)	(646)	(1,241)	5,308

E16 - Implied discount rates (IDR)

In the valuation of a block of business, the implied discount rate is the rate of discount such that a traditional embedded value calculation for the covered business equates to the MCEV.
      The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.
      Average derived risk discount rates are shown below for the embedded value.

	2010%	Restated1 2009%
United Kingdom	8.4%	10.4%
France	6.7%	7.2%
Ireland	4.4%	5.1%
Italy	7.3%	5.3%
Poland	7.3%	7.1%
Spain	9.6%	8.4%
Other Europe	8.0%	8.9%
Aviva Europe	6.9%	6.9%
Delta Lloyd	14.8%	10.5%
Europe	8.7%	8.1%
North America2	24.5%	35.6%
Asia Pacific3	5.9%	7.2%
Total	9.9%	10.1%

1.The IDRs have been restated following more detailed review resulting from the change in expected return methodology, which reflected a more appropriate allowance for the impact of the release of required capital and other refinements

2. The US full year 2009 IDR has been revised to reflect the expected future tax paying position of the business. This reduces the IDR from 41.2% to 35.6%. The revised IDR gives the correct expected return allowing for the impact of tax on future cashflows within the IDR calculation and the impact of the tax assumption change on the closing full-year 2009 balance sheet.

3.Asia Pacific excludes Australian life and pensions business sold in October 2009.

E17 - Summary of non-controlling interest in life and related businesses' MCEV results

2010	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business after tax	15	(1)	54	4	47	119	(26)	93	-	93	358	451
Life MCEV operating earnings after tax	41	6	104	40	81	272	49	321	3	324	2,199	2,523
Life MCEV (loss)/earnings after tax	47	(11)	(26)	2	(29)	(17)	(17)	(34)	6	(28)	1,838	1,810
Closing covered businesses' embedded value	250	268	630	153	489	1,790	1,324	3,114	19	3,133	16,131	19,264

Restated 2009	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Delta Lloyd £m	Europe £m	Asia Pacific £m	Total £m	Share-holders' interest £m	Group £m
Value of new business after tax	16	2	47	5	56	126	9	135	-	135	410	545
Life MCEV operating earnings after tax	45	14	79	53	81	272	76	348	1	349	2,247	2,596
Life MCEV (loss)/earnings after tax	51	1	64	17	57	190	(98)	92	-	92	3,189	3,281
Closing covered businesses' embedded value	320	290	762	162	586	2,120	1,346	3,466	14	3,480	15,058	18,538

There are no non-controlling interests in the United Kingdom or North America.

E18 - Principal assumptions

(a) Economic assumptions - Deterministic calculations
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
      In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. The curve is extrapolated if necessary to get rates suitable to the liabilities. For markets in which there is no reliable swap yield curve the relevant government bond yields are used. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk free rates, and these adjustments are shown below the reference rate table.
      Required capital is shown as a multiple of the EU statutory minimum solvency margin or equivalent.
      The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation
	United Kingdom
	2010	2009	2008
Reference rate
1 year	1.0%	1.2%	2.8%
5 years	2.7%	3.5%	3.2%
10 years	3.7%	4.3%	3.5%
15 years	4.1%	4.6%	3.8%
20 years	4.2%	4.6%	3.8%
Expense inflation	3.3%	3.3%	2.4%

	Delta Lloyd
	2010	2009	2008
Reference rate
1 year	1.3%	1.3%	2.5%
5 years	2.6%	2.9%	3.3%
10 years	3.4%	3.7%	3.8%
15 years	3.8%	4.1%	4.0%
20 years	3.8%	4.2%	3.9%
Expense inflation	2.0%	2.4%	2.5%

	Eurozone (excluding Delta Lloyd)
	2010	2009	2008
Reference rate
1 year	1.3%	1.3%	2.5%
5 years	2.5%	2.8%	3.3%
10 years	3.4%	3.7%	3.8%
15 years	3.8%	4.1%	3.9%
20 years	3.8%	4.2%	3.9%
Expense inflation	2.1%	2.5%	2.1%

E18 - Principal assumptions continued

	Poland
	2010	2009	2008
Reference rate
1 year	4.4%	4.5%	4.4%
5 years	5.5%	5.8%	4.3%
10 years	5.7%	5.8%	4.2%
15 years	5.4%	5.7%	4.1%
20 years	5.1%	5.5%	4.0%
Expense inflation	3.0%	3.0%	2.9%

	United States
	2010	2009	2008
Reference rate
1 year	0.4%	0.7%	1.3%
5 years	2.2%	3.1%	2.2%
10 years	3.5%	4.2%	2.6%
15 years	4.0%	4.6%	2.9%
20 years	4.2%	4.8%	2.9%
Expense inflation	3.0%	3.0%	3.0%

For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.
      The following adjustments are made to the swap rate for immediate annuity type contracts and for all contracts for Aviva USA and for Delta Lloyd. The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted by:

	New business							Embedded value
	4Q 2010	3Q 2010	Q2 2010	Q1 2010	Restated 4Q 2009	Restated 3Q 2009	Restated 1H 2009	2010	Restated 2009
UK1	1.09%/ 0.72%	0.87%/ 0.69%	0.75%/ 0.70%	0.80%/ 0.75%	0.90%/ 0.45%	1.10%/ 0.95%	1.50%	1.09%	1.00%
France	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.36%	0.30%
Spain	0.15%	0.12%	0.20%	0.15%	0.30%	0.75%	1.00%	0.36%	0.30%
Delta Lloyd	0.38%	0.39%	0.34%	0.43%	0.61%	1.03%	1.83%	0.36%	0.43%
US immediate annuities	0.76%	0.85%	0.65%	0.65%	1.05%	1.50%	3.00%	0.66%	0.65%
US deferred annuities and all other contracts	0.64%	0.70%	0.55%	0.55%	0.90%	1.25%	2.50%	0.56%	0.55%

1. The rate provided is for immediate annuities/bulk purchase annuities

For Delta Lloyd, the adjustment shown is applied to immediate annuity type contracts. For participating contracts, 75% of this value is used and for all other contracts, 50% of this value is used. This methodology is consistent with QIS 5 Solvency II requirements.
      For 2010, the approach to estimating the market level of liquidity premium in corporate bond assets has been simplified to use the formula structure proposed by CFO/CRO Forum working party.

The formula is:
      UK/Europe:      50% of (iBoxx Corporate bond spread - 40bp)
      USA:                 60% of (iBoxx Corporate bond spread - 40bp)

Adjustments are made where liabilities are not fully backed by assets earning a liquidity premium and for contracts that are exposed to some lapse risk.
      The revised approach increases the EV by £0.3 billion due to the release of prudent margins in the previous direct Credit Default Swap-based approach. There has been no change to the types of contracts to which a liquidity premium is applied, apart from in Delta Lloyd, which has been restated for the move to the QIS 5 approach.

Risk premium - used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period
For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. More detail is given in note E1 - Basis of Preparation.
      The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

E18 - Principal assumptions continued

	All territories
	2010	2009	2008
Equity risk premium	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%

Future returns on corporate fixed interest investments are calculated from prospective yields less an adjustment for credit risk.

Required capital and tax
			Tax rates7	Required capital (% EU minimum or equivalent)
	2010	2009	2008	2010	2009
United Kingdom1	27.0%	28.0%	28.0%	100%/110%/200%	100%/110%/200%
France	34.4%	34.4%	34.4%	107.5%	110%
Ireland2	12.5%	12.5%	12.5%	175%/250%	150%
Italy3	32.4%	32.4%	32.4%	111%/165%	115%/184%
Poland	19.0%	19.0%	19.0%	125.5%	150%
Spain4	30.0%	30.0%	30.0%	130% - 134%/175%	110%/125%
Delta Lloyd5	25.0%	25.5%	25.5%	120%	139%
United States6	35.0%	0.0%	0.0%	325%	325%

1. The required capital in the United Kingdom under MCEV is 100% for unit-linked and other non-participating business and 110% for annuity business with 200% for BPA business. In addition, the reattribution of the inherited
    Estate has led to additional capital being locked in to support the with-profit business, and this has been included within required capital.

2. Required capital in Ireland under MCEV is 175% for bancassurance and 250% for retail business.
3. Required capital in Italy under MCEV is 165% of the EU minimum for Eurovita and 111% for bancassurance and 130% for retail business.
4. Required capital in Spain is 175% of the EU minimum for Aviva Vida y Pensiones and 130% - 134% for bancassurance companies.
5. This capital level is the aggregate capital required for Delta Lloyd.

6. Following a more detailed review of the implied tax position of Aviva US, 2010 results have been calculated including the impact of full corporation tax applying to the cash flows and consequently the 2010 results are "grossed up" at the corporation tax rate in line with other businesses.

7. Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been announced.

A gradual reduction in the UK corporation tax rate from 28% to 24% over 4 years was announced in the Emergency Budget of 22 June 2010. The Finance (No. 2) Act 2010 enacted the first of the 1% rate reductions with effect from April 2011, with subsequent reductions to be dealt with by future legislation. The benefit to the Group's MCEV net assets arising from the 3% reduction of the rate from 27% to 24% is estimated as £160 million in total.

Other economic assumptions
Required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Where the fund is insufficient, and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the United Kingdom and Ireland continues at the current rate of one-ninth of the cost of bonus.

(b) Economic Assumptions - Stochastic calculations
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under "Other assumptions".

E18 - Principal assumptions continued

Model - United Kingdom, Europe (excluding Delta Lloyd) and Asia Pacific
Swap rates are generated by a model, the LIBOR Market Model (LMM), that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The model is calibrated to at-the-money swaptions of a variety of terms and tenors. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is generally modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. For the UK, a two-dimensional model is used to capture the term structure of implied volatilities and the projected in the money position. Option volatilities are taken from Markit.
      The model also generates property total returns and real yield curves, although these are not significant asset classes for Aviva outside the UK. In the absence of liquid market data, the volatilities of these asset classes are based on historic data.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - North America
Swap rates are generated by a model, the LIBOR Market Model Plus (LMM+), which projects a full swap curve at monthly intervals. Previously the LMM model was used to generate scenarios. Forward rates are assumed to have a distribution that lies between the log-normal and normal distributions. Although this no longer guarantees non-negative interest rates, it maintains interest rates within a more plausible range than the standard Libor Market Model, and gives a better fit to certain swaption volatility surfaces. The model is calibrated to volatilities for swaptions for 10 year swaps for a range of option terms and strike rates. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. Option volatilities are taken from Markit.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - Delta Lloyd
The interest rate model used is a short rate G2++ model. The model is calibrated to the QIS5 yield curve and the swaption implied volatilities. Swaption implied volatilities are taken from Bloomberg. The equity model is a Heston model.
      Assumptions for correlations between asset classes have been set based on historic data.

Asset classes
The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumptions are the distribution of future long-term interest rates (nominal and real) and swaption implied volatilities
      For many businesses, including US, France and Delta Lloyd, the most important assets are fixed rate bonds of various durations.

Summary statistics
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes' formula to reproduce the market price of the option. The following table sets out the model swaption implied volatilities.

	2010 Swap length				2009 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK sterling
10 years	15.3%	14.8%	14.3%	13.6%	n/a	n/a	14.1%	n/a
15 years	14.1%	13.6%	13.1%	12.3%	n/a	n/a	14.6%	n/a
20 years	13.1%	12.5%	12.0%	11.2%	n/a	n/a	14.4%	n/a
25 years	12.3%	11.7%	11.2%	10.4%	n/a	n/a	14.0%	n/a
Euro
10 years	21.2%	20.9%	20.6%	20.3%	17.9%	17.8%	17.7%	17.6%
15 years	20.7%	20.1%	19.5%	18.8%	18.0%	17.6%	17.3%	16.9%
20 years	19.2%	18.5%	17.8%	16.9%	17.1%	16.7%	16.3%	15.7%
25 years	17.8%	16.9%	16.1%	15.2%	16.2%	15.6%	15.0%	14.4%
Delta Lloyd
10 years	17.8%	18.1%	18.8%	19.8%	14.5%	15.3%	17.3%	18.6%
15 years	20.5%	21.0%	21.4%	21.7%	15.2%	15.8%	17.8%	18.9%
20 years	25.2%	25.3%	24.3%	23.4%	15.8%	16.7%	18.1%	18.5%
25 years	28.5%	26.4%	24.0%	22.5%	16.8%	17.5%	18.2%	18.3%
US dollar
10 years	24.0%	23.6%	22.9%	22.2%	20.0%	18.9%	18.0%	17.3%
15 years	23.9%	23.1%	22.2%	21.1%	17.5%	16.4%	15.6%	15.0%
20 years	23.0%	21.9%	20.6%	19.4%	15.5%	14.5%	13.8%	13.2%
25 years	21.7%	20.4%	19.1%	17.8%	13.7%	12.9%	12.2%	11.6%

For businesses where stochastic scenarios are calibrated before the year end, the closing embedded value has been adjusted for the subsequent decrease in market volatilities up to the year end.

E18 - Principal assumptions continued

Equity implied volatilities
The implied volatility is that determined by the Black-Scholes' formula to reproduce the market price of the option. The following tables set out the model equity implied volatilities.

							2010							2009
Option length	UK	France	Italy	Ireland	Delta Lloyd	Spain	US	UK	France	Italy	Ireland	Delta Lloyd	Spain	US
5 years	24.5%	29.0%	27.5%	27.7%	27.2%	32.4%	28.8%	25.3%	29.2%	26.9%	27.7%	27.5%	27.0%	26.9%
10 years	25.5%	28.4%	27.0%	27.6%	27.0%	31.2%	29.1%	26.6%	29.0%	26.5%	27.3%	29.1%	25.7%	27.8%
15 years	26.4%	29.1%	26.1%	28.4%	26.3%	30.2%	29.7%	27.3%	30.0%	26.4%	28.1%	30.5%	26.5%	29.1%

Property implied volatilities
Best estimate levels of volatility have been used in the absence of meaningful option prices from which implied levels of volatility can be derived.
      For the UK and Delta Lloyd, model property implied volatility is 15% for 31 December 2010 (31 December 2009: 15%).

Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate, e.g. we have allowed for improvements in future policyholder longevity.
      We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, i.e. vary depending on the economic assumptions. For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
      Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.

Expense assumptions
Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated.
      Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Non-hedgeable risk
For the opening balance sheet and operating profit, a charge of 2.5% has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business. For the closing balance sheet, a charge of 3.3% has been applied.
      The charge is set so as to give an aggregate allowance that is in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime.
      The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.
      In addition to the operational risk allowance, financial non-hedgeable risks and other product level asymmetries have been allowed for. These allowances are not material as significant financial non-hedgeable risks and product level asymmetries are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best estimate assumptions.

E18 - Principal assumptions continued

(c) Other assumptions
Valuation of debt
Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the primary financial statements. At 31 December 2010 the market value of the group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as non-controlling interests) and direct capital instrument was £7,279 million (31 December 2009: £6,634 million).

	2010 £m	2009 £m
Borrowings per summarised consolidated statement of financial position - MCEV basis	14,949	15,000
Add: amount included within held for sale	-	-
Less: Securitised mortgage funding	(6,332)	(7,329)
Borrowings excluding non-recourse funding - MCEV basis	8,617	7,671
Less: Operational financing by businesses	(2,551)	(2,182)
External debt and subordinated debt - MCEV basis	6,066	5,489
Add: Preference shares (including General Accident plc) and direct capital instrument	1,440	1,440
External debt, subordinated debt, preference shares and direct capital instrument - MCEV basis	7,506	6,929
Effect of marking these instruments to market	(227)	(295)
Market value of external debt, subordinated debt, preference shares and direct capital instrument	7,279	6,634

Other
It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

E19 - Sensitivity analysis

(a) Economic assumptions
The following tables show the sensitivity of the embedded value and the value of new business to:
■ 10 basis point increase in the liquidity premium adjustment, where applicable;

■ one and two percentage point increase and decrease in the risk-free rate, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

■ 10% increase and decrease in market values of equity and property assets;
■ 25% increase in equity and swaption volatilities;
■ 50 basis point increase and decrease in credit spreads with no change to liquidity premium; and
■ decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
      For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
      In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
      The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk.
      Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios. This can be seen in the sensitivity of a 1%-2% movement in the interest rate for Delta Lloyd and US, where there is a significant amount of business with investment return guarantees.

Embedded value
			Interest rates
2010 Embedded value (net of tax and non-controlling interest)	As reported on page 158 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	6,370	150	(205)	185	(435)	385
France	2,940	5	(60)	(15)	(140)	(245)
Ireland	827	-	(30)	40	(55)	60
Italy	597	-	(20)	35	(40)	80
Poland	1,119	-	(60)	65	(110)	135
Spain	554	10	(15)	15	(35)	30
Other Europe	321	-	(5)	15	(15)	25
Aviva Europe	6,358	15	(190)	155	(395)	85
Delta Lloyd	1,496	65	350	(480)	580	(1,235)
Europe	7,854	80	160	(325)	185	(1,150)
North America	1,231	170	(180)	65	(460)	60
Asia Pacific	676	-	35	(75)	45	(230)
Total	16,131	400	(190)	(150)	(665)	(935)

E19 - Sensitivity analysis continued

	Equity/property
		Market values
2010 Embedded value (net of tax and non-controlling interest)	As reported on page 158 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m
United Kingdom	6,370	275	(325)	(215)
France	2,940	150	(165)	(125)
Ireland	827	20	(20)	-
Italy	597	-	-	-
Poland	1,119	10	(10)	-
Spain	554	10	(10)	(10)
Other Europe	321	5	-	-
Aviva Europe	6,358	195	(205)	(135)
Delta Lloyd	1,496	255	(260)	(35)
Europe	7,854	450	(465)	(170)
North America	1,231	25	(20)	-
Asia Pacific	676	20	(20)	(5)
Total	16,131	770	(830)	(390)

			Corporate bond credit spread
2010 Embedded value (net of tax and non-controlling interest)	As reported on page 162 £m	Swaption implied volatilities 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	6,370	(15)	(700)	765	15
France	2,940	(85)	(125)	160	10
Ireland	827	-	-	-	5
Italy	597	-	-	-	5
Poland	1,119	-	-	-	5
Spain	554	(5)	(60)	55	5
Other Europe	321	-	-	-	-
Aviva Europe	6,358	(90)	(185)	215	30
Delta Lloyd	1,496	10	(75)	85	10
Europe	7,854	(80)	(260)	300	40
North America	1,231	(160)	(920)	825	90
Asia Pacific	676	(5)	(15)	15	30
Total	16,131	(260)	(1,895)	1,905	175

New business
			Interest rates
2010 Value of new business (net of tax and non-controlling interest)	As reported on page 159 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	2% increase £m	2% decrease £m
United Kingdom	254	25	(22)	28	(39)	65
France	100	-	(6)	6	(15)	6
Ireland	1	-	1	(1)	2	(2)
Italy	42	-	(3)	2	(6)	1
Poland	29	-	(2)	2	(4)	5
Spain	43	1	(2)	2	(4)	1
Other Europe	15	-	(1)	1	(2)	3
Aviva Europe	230	1	(13)	12	(29)	14
Delta Lloyd	(41)	1	11	(12)	17	(31)
Europe	189	2	(2)	-	(12)	(17)
North America	(126)	15	(10)	4	(40)	(16)
Asia Pacific	41	-	13	(20)	22	(61)
Total	358	42	(21)	12	(69)	(29)

E19 - Sensitivity analysis continued

	Equity/property
		Market values
2010 Value of new business (net of tax and non-controlling interest)	As reported on page 149 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m
United Kingdom	254	-	-	-
France	100	6	(7)	(3)
Ireland	1	-	-	-
Italy	42	1	(1)	-
Poland	29	-	-	-
Spain	43	-	-	-
Other Europe	15	-	-	-
Aviva Europe	230	7	(8)	(3)
Delta Lloyd	(41)	6	(6)	-
Europe	189	13	(14)	(3)
North America	(126)	-	-	-
Asia Pacific	41	-	-	-
Total	358	13	(14)	(3)

			Corporate bond credit spread
2010 Value of new business (net of tax and non-controlling interest)	As reported on page 149 £m	Swaption implied volatilities 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	254	-	(58)	61	2
France	100	(6)	(1)	3	3
Ireland	1	-	-	-	-
Italy	42	-	-	-	1
Poland	29	-	-	-	-
Spain	43	-	(7)	6	1
Other Europe	15	-	-	-	-
Aviva Europe	230	(6)	(8)	9	5
Delta Lloyd	(41)	-	(1)	1	1
Europe	189	(6)	(9)	10	6
North America	(126)	(17)	(76)	67	15
Asia Pacific	41	-	-	-	5
Total	358	(23)	(143)	138	28

(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:

■ 10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a "look through" into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;

■ 10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
■ 5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.

E19 - Sensitivity analysis continued

Embedded value
2010 Embedded value (net of tax and non-controlling interest)	As reported on page 158 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	6,370	185	50	65	(310)
France	2,940	45	35	30	-
Ireland	827	15	25	5	(10)
Italy	597	10	-	5	-
Poland	1,119	25	45	15	-
Spain	554	10	40	10	(5)
Other Europe	321	15	25	5	-
Aviva Europe	6,358	120	170	70	(15)
Delta Lloyd	1,496	210	5	15	(80)
Europe	7,854	330	175	85	(95)
North America	1,231	75	(30)	65	(15)
Asia Pacific	676	30	5	10	-
Total	16,131	620	200	225	(420)

New business
2010 Value of new business (net of tax and non-controlling interest)	As reported on page 149 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	254	9	12	4	(23)
France	100	4	7	2	-
Ireland	1	1	1	-	-
Italy	42	2	1	1	-
Poland	29	1	4	2	-
Spain	43	1	7	2	-
Other Europe	15	1	5	1	-
Aviva Europe	230	10	25	8	-
Delta Lloyd	(41)	9	2	1	(3)
Europe	189	19	27	9	(3)
North America	(126)	8	(13)	10	-
Asia Pacific	41	8	4	2	-
Total	358	44	30	25	(26)

Glossary

Product Definitions

Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or/her dependents or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover
Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Guaranteed annuities
A policy that pays out a fixed regular amount of benefit for a defined period.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities
An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.

Investment sales
Comprise retail sales of mutual fund type products such as unit trusts, individual savings accounts (ISAs) and Open Ended Investment Companies (OEICs).

ISAs
Individual savings accounts - Tax efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.

Monolines
Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Non profits
Long-term savings and insurance products sold in the UK other than "With profits" (see definition below) products.

OEIC
Open ended investment company is a collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions
A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.

Personal pensions
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
Société d'investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Product Definitions cont.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Superannuation
Superannuation is a pension product sold in Australia where employers pay a proportion of an employee's salaries and wages into a fund, which can be accessed when the employee retires.

Takaful
Insurance products that observe the rules and regulations of Islamic law.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-linked annuities
A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.

Whole life
Whole life insurance is a protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With profits
A type of long-term savings and insurance product sold in the UK under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments
An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms

Available for Sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

Combined Code on Corporate Governance
The Combined Code on Corporate Governance sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority requires companies listed in the UK to disclose, in relation to the Combined Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs (DAC)
The cost directly attributable to the acquisition of new business for insurance and participating investment contracts (excluding those written in the UK) are deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.

FSA
The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

General terms cont.

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva
Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance
Also known as non-life or property and casualty insurance. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage property of others. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

"Hard" insurance market
A term used to describe the state of the general insurance market. A "hard" insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of "soft" insurance markets.

Independent Financial Advisers (IFAs)
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients' needs. Outside the UK IFAs may be referred to by other names.

IFRS
International Financial Reporting Standards.
These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

IFRS operating profit
From continuing operations on an IFRS basis, stated before tax attributable to shareholders' profits, impairment of goodwill and exceptional items. This is also referred to as adjusted operating profit

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Market Consistent Embedded Value
Aviva's Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 as amended in October 2009.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

Present value of new business (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum of major European listed and non-listed insurance companies.

"Soft" insurance market
A term used to describe the state of the general insurance market. A "soft" insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of "hard" insurance markets.

Turnbull Guidance on Internal Control
The Turnbull guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the Combined Code.

Market Consistent Embedded Value (MCEV) terms

Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum www.cfoforum.nl is a high-level group formed by the Chief Financial Officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors. The Forum was created in 2002, The Market Consistent Embedded Value principles were launched in June 2008. The principles are a further development of the European Embedded Value principles first launched in May 2004.

Market Consistent Embedded Value (MCEV) terms cont.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

EU solvency
The excess of assets over liabilities and the worldwide minimum solvency margins, excluding goodwill and the additional value of in-force long-term business, and excluding the surplus held in the group's life funds. The group solvency calculation is determined according to the UK Financial Services Authority application of EU Insurance Groups Directive rules.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Funds under management
Represents all assets actively managed or administered by or on behalf of the group including those funds managed by third parties

Group MCEV
A measure of the total consolidated value of the group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.

Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Inherited estate
The assets of the long-term with-profit funds less the realistic reserves for non-profit policies, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV balance sheet value of covered business as at the reporting date. Excludes non-covered business including pension schemes and goodwill.

Life MCEV operating earnings
Operating earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations and is stated before tax, impairment of goodwill and exceptional items.

Life MCEV earnings
Total earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Long-term savings
Includes life and pension sales calculated under MCEV and retail investment sales.

Market consistent
A measurement approach where economic assumptions are such that projected asset cash flows are valued consistently with current market prices for traded assets.

Net asset value per ordinary share
Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

Market Consistent Embedded Value (MCEV) terms cont.

New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Present value of new business

premiums (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Risk-free rate (reference rate in CFO

Forum terminology)
In stable markets, including the period from 31 December 2006 to 30 June 2007, the risk-free rate is taken as the swap curve yield. In current markets, including the period from 1 July 2007, the risk-free rate is taken as swaps except for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities and all other contracts in the Netherlands, and deferred annuities and all other contracts in the US. The adjusted risk-free rate is taken as swaps plus the additional return available for products and where backing asset portfolios can be held to maturity.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Spread business
Contracts where a significant source of shareholder profits is the taking of credit spread risk that is not passed on to policyholders. The most significant spread business in Aviva are immediate annuities and US deferred annuities and life business.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.

Stochastic techniques
Techniques that incorporate the potential future variability in assumptions.

Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Value of new business
Is calculated using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded values at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is also quoted net of tax and minority interests.

Shareholder profile

The categories of shareholders and the range and size of shareholding as at 31 December 2010 are set out below:

Analysis of shareholders	No. of shareholders	%	No. of shares	%
Individual	584,732	97.11	257,030,913	9.11
Banks and nominee companies	13,810	2.29	2,508,890,999	88.97
Pension fund managers and insurance companies	84	0.01	106,844	0.00
Other corporate bodies	3,542	0.59	54,119,886	1.92
Total	602,168	100	2,820,148,642	100

Range of shareholdings	No. of shareholders	%	No. of shares	%
1-1,000	548,877	91.66	151,469,464	5.37
1,001-5,000	47,710	7.52	89,477,091	3.17
5,001-10,000	2,933	0.41	20,374,662	0.72
10,001-250,000	1,997	0.30	90,938,140	3.23
250,001-500,000	188	0.03	68,921,413	2.45
500,001 and above	462	0.08	2,390,194,136	84.75
American Depositary Receipts (ADRs)	1	0.00	8,773,736+	0.31
Total	602,168	100	2,820,148,642	100

+The number of registered ordinary shares represented by ADRs. Please note that each Aviva ADR represents two (2) ordinary Aviva shares.

2011 Financial Calendar

Annual General Meeting	4 May 2011
Announcement of first quarter Interim Management Statement	17 May 2011
Announcement of unaudited half year results	4 August 2011
Announcement of third quarter Interim Management Statement	3 November 2011

Annual General Meeting

The 2011 Aviva Annual General Meeting will be held at The Barbican Centre, Silk Street, London EC2Y 8DS, on Wednesday,
4 May 2011 at 11.00am.
      Details of all the resolutions to be considered at the meeting are given in the Notice of AGM, which is available on the Company's website at www.aviva.com/agm.
The voting results for the 2011 AGM, including proxy votes and votes withheld, will be accessible on the website at www.aviva.com/agm shortly after the meeting.

How to ask a question
If you are unable to attend the meeting but would like to ask the Board of Directors a question regarding the business of the meeting, please do so via our website at www.aviva.com/agm or send an email to agm.faq@aviva.com.  Answers to the most frequently asked questions will be published on our website shortly after the meeting.

Dividends

Dividends on Aviva ordinary shares are normally paid in May and November; please see the table below for dividend dates in respect of the financial year ended 31 December 2010.
      Dividends paid on Aviva preference shares are normally paid in March, June, September and December; please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
      Holders of ordinary and preference shares receive any dividends payable in sterling and holders of ADRs will receive any dividends payable in US dollars.

Ordinary shareholders - Have your dividends paid directly into your bank account
Visit www.aviva.com/dividends for further details or contact Equiniti to obtain a form. If your holding is less than 1,500 shares, you can set up a mandate instruction over the telephone.

Ordinary shares - 2010 final dividend dates
Ex-dividend date	23 March 2011
Record date	25 March 2011
Scrip dividend price setting period Scrip dividend price announcement date Last date for receipt of Scrip elections	23, 24, 25, 28, 29 March 2011 30 March 2011 15 April 2011
Dividend payment date*	17 May 2011

* Please note that the ADR local payment date will be approximately 5 business days after the proposed dividend date for ordinary shares.

Online Shareholder Services Centre - www.aviva.com/shareholderservices

The online shareholder services centre has been designed to meet the specific needs of holders of Aviva ordinary shares, preference shares and ADRs, and includes features to allow you to manage your holding in Aviva easily and efficiently.
      Within the online centre you will be able to find current and historic ordinary share and ADR prices, share dealing information, news, updates and, when available, presentations from Aviva's senior management. You will also be able to download an electronic copy of recent Company reports.
      There is also a range of frequently asked questions on holding ordinary shares, preference shares and ADRs in Aviva, which include practical and helpful information, including useful contact details.

Aviva share price
You can access the current share price of Aviva ordinary shares and ADRs at www.aviva.com/shareprice. If you would like to find out the price of Aviva preference shares, please visit the London Stock Exchange website at www.londonstockexchange.com.

Be on your guard - beware of fraudsters

Shareholders are advised to be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a discount, offering free financial advice or offers of free company reports. If you receive any unsolicited advice:

■ Make sure you get the correct name of the person and organisation,
■ Check that they are properly authorised by the Financial Services Authority (FSA) before getting involved by visiting www.fsa.gov.uk/register/,
■ Report the matter to the FSA by calling 0845 606 1234 or visit www.fsa.gov.uk/pages/consumerinformation,
■ If the calls persist, hang up.

More detailed information on this can be found on the Consumer Financial Education Body website www.moneymadeclear.org.uk.

Contact Details

Ordinary and preference Shares
Aviva's Registrar is Equiniti. Any queries regarding Aviva shares can be directed to Equiniti by post, telephone or email. Please quote Aviva plc, together with the name and address in which the shares are held and the shareholder reference number, which you will find on your latest dividend stationery.

Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA	Email: aviva@equiniti.com Telephone: 0871 384 2953* + 44 (0) 121 415 7046 (for callers outside of the UK)

Computershare Investor Services PLC will be replacing Equiniti as the Company's Registrar later this year. Further details, including full contact details, will be made available on www.aviva.com/shareholderservices nearer the time and incorporated into all future shareholders communications following the transition.
ADRs
Aviva has a sponsored ADR facility administered by Citibank, NA. Any queries regarding Aviva ADRs can be directed to Citibank by post, telephone or email.

Citibank Shareholder Services PO Box 43077 Providence, Rhode Island USA 02940-5000
Email:
citibank@shareholders-online.com
Telephone:
(00 1) 877 248 4237
(free phone for callers within the US)
(00 1) 781 575 4555 (for callers outside the US non free phone)
Fax inquiries:
(00 1) 201 324 3284

For further information about Aviva's ADR programme, please go to www.citi.com/dr.

Form 20-F

Aviva is a foreign private issuer in the United States of America and is subject to certain reporting requirements of the Securities Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports.

Internet sites

Aviva owns various internet sites, most of which interlink with each other:

Aviva Group
www.aviva.com
UK long-term savings and general
insurance
www.aviva.co.uk
Asset management
www.avivainvestors.com
Aviva worldwide internet sites
www.aviva.com/websites

Other useful links for shareholders:

Aviva shareholder services centre
www.aviva.com/shareholderservices
ADR holders
www.aviva.com/adr
Aviva preference shareholders
www.aviva.com/preferenceshares
Dividend information for ordinary shares
www.aviva.com/dividends
Annual general meeting information
www.aviva.com/agm
Electronic voting for annual general meeting†
www.aviva.com/agm
Aviva share price
www.aviva.com/shareprice
Register for electronic communications
www.aviva.com/ecomms

* Calls to 0871 numbers are charged at 8 pence per minute from a BT landline. Charges from other telephone providers may vary. Lines are open from 8.30am to 5.30pm, Monday to Friday.
† This service will only be available until 11am on Thursday, 28 April 2011.

END OF PART 5 OF 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 March 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary